Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	18 May 2016, at 9.00 a.m. (EET)

BIOTIE THERAPIES CORP. TO DELIST ITS AMERICAN DEPOSITARY SHARES FROM THE NASDAQ GLOBAL SELECT MARKET

Biotie Therapies Corp.’s (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) (“Biotie”) Board of Directors has on 17 May 2016 resolved to voluntarily delist its American Depositary Shares (“ADSs”), each representing 80 Biotie ordinary shares with no nominal value (“Shares”), from the NASDAQ Global Select Market (“NASDAQ US”).

Biotie will deliver today written notice to NASDAQ US of its intention to delist. Biotie believes the delisting of its ADSs from NASDAQ US is in the best interests of Biotie and its shareholders in light of the recent completion of the voluntary public tender offer by Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”) to purchase all of the issued and outstanding Biotie Shares, ADSs, stock options, share units and warrants in Biotie not owned by Biotie or any of its subsidiaries (the “Tender Offer”). Following completion of the Tender Offer, Acorda owns approximately 96.8 percent of all the Shares and votes in Biotie (excluding treasury shares held by Biotie). By exercising the other equity interests acquired in the Tender Offer for the subscription of Shares, Acorda could increase its holding to approximately 97.4 percent of all the Shares and votes in Biotie (excluding treasury shares held by Biotie).

Biotie currently intends to file with the U.S. Securities and Exchange Commission (the “Commission”), on or about 31 May 2016, an application on Form 25 to notify the Commission of the delisting of its ADSs from NASDAQ US. The delisting will be effective ten (10) calendar days after the filing of the Form 25. This means that, as of 10 June 2016, the ADSs will not be tradable on any regulated security exchange. Biotie Shares will remain listed on Nasdaq Helsinki Ltd., although Biotie intends to delist the Shares from Nasdaq Helsinki Ltd. as soon as permitted and practicable under applicable laws.

Biotie’s reporting obligations under applicable U.S. securities laws will continue after the delisting. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Biotie intends to terminate its reporting obligations under U.S. securities laws and deregister all classes of its registered securities. Following termination of Biotie’s reporting obligations under the U.S. Securities Exchange Act of 1934, much less information about Biotie will be available pursuant to the U.S. securities laws. Biotie intends to release further information on such deregistration and termination of reporting obligations at a later date. Biotie reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, deregistration and termination of reporting obligations in any way.

As previously announced, Acorda’s intention is to acquire all the remaining Biotie Shares and ADSs. As Acorda’s ownership in Biotie has exceeded nine-tenths (9/10) of the Shares and voting rights in Biotie through the Tender Offer, Acorda has filed an application with the Redemption Committee of the Finland Chamber of Commerce to initiate compulsory redemption proceedings for the remaining Biotie Shares under the Finnish Companies Act (the “Subsequent Compulsory Redemption”). Although holders of ADSs will not participate personally in the Subsequent Compulsory Redemption (unless they wish to do so and withdraw their Shares from the ADS program), subject to the terms of the ADS deposit agreement and less any fees and expenses incurred under the ADS deposit agreement, holders of ADSs will be entitled to receive the value determined in the Subsequent Compulsory Redemption proceedings for each Biotie Share represented by their ADSs.

Turku, 18 May 2016

Biotie Therapies Corp.
Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected timeline for Biotie’s filing of the Form 25, the delisting of the ADSs from NASDAQ US and Biotie’s deregistration from U.S. reporting obligations, which involve a number of risks and uncertainties. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the expected results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Acorda and Biotie disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this announcement or otherwise.